Exhibit (d)(5)

BCS FINANCIAL SERVICES CORPORATION

July 20, 2011

Mr. Jonathan Steel

Vice President

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

Dear Jonathan:

BCS Financial Services Corporation (“BCS”) has approved our fee waiver agreement for the Plan Investment Fund, Inc. (“PIF”) Money Market Portfolio. These waivers, which are independent of the 30 basis point expense limitation agreement, are to be effected by reducing fees as follows:

BlackRock Advisors, LLC (“BALLC”) agrees to waive fees to cap the total expense of the Money Market Portfolio at:

17.5 basis points for those assets up to $1 billion

16.0 basis points for those assets between $1 billion and $2 billion

15.5 basis points for those assets above $2 billion

BCS has agreed to waive one basis point of its contractual fees relating to the Money Market Portfolio.

BCS and BALLC have agreed to reduce the fees otherwise payable to them by the PIF Government/REPO Portfolio to ensure that the Government/REPO Portfolio’s ordinary operating expenses do not exceed 0.10% of average net assets. Under this 0.10% expense limitation agreement, after all other ordinary operating expenses of the Government/REPO Portfolio have been paid, the aggregate fees payable to BALLC and BCS will be reduced to an amount (the “Aggregate Net Fees”) such that the sum of such Aggregate Net Fees plus all other ordinary operating expenses will not exceed 0.10% of the Portfolio’s average net assets. The Aggregate Net Fees will then be allocated between BALLC and BCS and paid as follows: 71% of Aggregate Net Fees will be allocated and paid to BALLC and 29% to BCS.

Fees payable to BCS and BALLC with respect to the PIF Money Market portfolio and the PIF Government/REPO portfolio are also subject to certain Portfolio Yield Fee Waivers being entered into as of the date hereof.

BCS and BALLC hereby agree with each other and with PIF that neither BCS nor BALLC may terminate this Agreement or any provision hereof prior to May 1, 2012 (the “Fee Agreement Date”), without the consent of the Board of Trustees of PIF.

Mr. Jonathan Steel

July 20, 2011

BCS, BALLC and PIF further agree that the Fee Agreement Date shall be extended for successive one year periods, without any action on the part of any party hereto, unless not less than 90 days prior to the Fee Agreement Date or any extended Fee Agreement Date, as applicable, BCS, BALLC or PIF shall have given written notice to the other parties hereto that the Fee Agreement Date or any extended Fee Agreement Date, as applicable, shall not be extended.

Payments are subject to the provision that they will not exceed the amounts contractually due to each party.

As an indication that BALLC has agreed to waive fees under the terms set forth in this letter, please sign and date a copy of this letter in the space provided below and return it to my attention.

Sincerely,

/s/ Dale E. Palka

Dale E. Palka

Senior Vice President

Agreed and Accepted:

BLACKROCK ADVISORS, LLC

By:	/s/ Richard Hoerner
Name: Richard Hoerner Title: Managing Director

Dated: July 20, 2011

Agreed and Accepted:

PLAN INVESTMENT FUND, INC.

By:	/s/ Dale E. Palka
Name: Dale E. Palka Title: President

Dated: July 20, 2011